EXHIBIT 99.2
CONSENT OF BEAR, STEARNS & CO. INC.
      We hereby consent to (i) the inclusion of our opinion letter, dated September 5, 2006, to the Board of Directors of Stratex Networks, Inc. (“Stratex”) as Annex G to the proxy statement/ prospectus included in the Amendment No. 1 to the Registration Statement on Form S-4 of Harris Stratex Networks, Inc. (“Harris Stratex”) filed on November 24, 2006 (the “Registration Statement”) relating to the Formation, Contribution and Merger Agreement, dated as of September 5, 2006, whereby Stratex would combine with Harris Corporation’s (“Harris”) Microwave Communications Division (“MCD”) through the formation of Harris Stratex, the contribution of MCD by Harris to Harris Stratex, and the merger of Stratex with a subsidiary of Harris Stratex, and (ii) all references to Bear, Stearns & Co. Inc. in the sections captioned “Summary — Opinion of Bear Stearns,” “The Contribution Transaction and the Merger — Background of the Transactions” and “— Opinion of Stratex’s Financial Advisor” of the proxy statement/ prospectus which forms a part of the Registration Statement.
      Notwithstanding the foregoing, it is understood that our consent is being delivered solely in connection with the filing of the above-mentioned version of the Registration Statement and that our opinion is not to be used, circulated, quoted or otherwise referred to in whole or in part in any registration statement (including any subsequent amendments to the above-mentioned Registration Statement), proxy statement/ prospectus or any other document, except in accordance with our prior written consent. In giving such consent, we do not admit that we come within the category of persons whose consent is required under, and we do not admit that we are “experts” for purposes of, the Securities Act of 1933, as amended, and the rules and regulations promulgated thereunder.

BEAR, STEARNS & CO. INC.

By:	/s/ Neil B. Morganbesser

Neil B. Morganbesser

Senior Managing Director
Los Angeles, California
November 24, 2006